JONES & HALEY, P.C.

ATTORNEYS AT LAW

750 HAMMOND DRIVE, SUITE 100, BUILDING 12

ATLANTA, GEORGIA 30328

RICHARD W. JONES

www.corplaw.net

Telephone 770-804-0500

Email: jones@corplaw.net

Facsimile  770-804-0509

May 21, 2019

Jay Ingram, Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn:  Kate McHale, Staff Attorney

Re:

Predictive Technology Group, Inc.

Registration Statement on Form 10-12G filed December 6, 2018

[File No. 000-56008]

[J&H File No. 3896.01]

Dear Mr. Ingram:

This firm represents Predictive Technology Group, Inc. (“Predictive” or the “Company” or the “Registrant”), which filed its Registration Statement on Form 10-12G with the Commission on December 6, 2018.  Your office provided comments to the Registration Statement on December 27, 2018, and we responded to those comments by our letter dated April 18, 2019.  Your office recently provided a second round of comments to the Registration Statement by your letter dated May 17, 2019 (“Comment Letter”).  At this time, we are submitting, on behalf of Predictive, this letter in response to your Comment Letter and we are providing responses keyed to the paragraphs in the Comment Letter.

Accordingly, our responses to your Comment Letter are as follows:

Registration Statement on Form 10-12G/A filed on April 22, 2019

Consolidated Statement of Operations, page F-3

1.

We have not generated any material revenue to date from any activities outside of Predictive Biotech, Inc. operating activities. Specifically, we have not generated any material revenue relating to our licenses, trade secrets and patents from other acquisitions and/or developments.  Therefore, there are no revenues with which we can offset as a cost of sales using amortization expense.  We plan on building that business in the current calendar year.  As those revenues grow, we will certainly consider how we can match those revenue generating activities to the intangible assets from which they are derived.

Notes to Condensed Consolidated Financial Statements

Note 1 Business Description and Significant Accounting Policies

Consolidation, page F-8

2.  There are two entities which are less than 100% ownership by Predictive.  We own 48.5% of Juneau Biosciences, LLC (“Juneau”).  We never were able to negotiate a purchase over 50% of the outstanding shares, and so never crossed the majority ownership threshold.   We will discuss that error in reporting in our response to comment 3 below.  We account for Juneau using the Equity Method of investments.  We own 96.86% of Predictive Therapeutics, LLC.  We consolidate that entity into our financial statements, and then calculate and disclose a non-controlling interest that represents 3.14% of the member units we do not control.

Note 6 Variable Interest Entities, page F-18

3.

Predictive Technology Group, Inc. has never owned fifty percent (50%) or more of Juneau Biosciences, LLC. The conflicting ownership information contained in the prior filing was a clerical error.   The conflicting information has now been corrected in the amendment to Form 10 that has been filed with this response, and the accounting for Juneau uses the equity method, as discussed in paragraph number 2 above.

This will also confirm that as of the date of this filing, Predictive Technology Group, Inc. owns less than fifty percent (50%) of Juneau Biosciences, LLC.

* * * * *

In addition to the foregoing, we would also like to point out that prior to the filing of the most recent quarterly report on Form 10-Q on May 20, 2019, the Company discovered an error in its accounting for income taxes, primarily due to the Company’s accounting for business combinations and asset acquisitions.   The Company also discovered an error in its number of outstanding common shares.  As a result of these findings, the Company has restated its financial statements and the restatements are contained in the Company’s 10-Q for period ending March 31, 2019 and its Registration Statement on Form 10, which is being filed at this time.  In addition, that Registration Statement has been updated to include the Company’s most recently completed fiscal quarter of March 31, 2019.

We trust the responses contained herein are responsive to the issues raised in the Comment Letter.  We are simultaneously filing a revised Form 10-12G, and we are filing as correspondence a copy of this response to your Comment Letter as well as a redline copy of the Form 10-12G, which has been marked to show changes from the previous filing.

If you have any questions on these responses, or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.,

For the Firm

By: /s/Richard W. Jones

       Richard W. Jones

RWJ:bas

cc:  Brad Robinson

       Eric Robinson

       Richard Kaiser